Report of Independent Registered Public
Accounting Firm
The Board of Directors of
Dreyfus Funds, Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Mid-Cap Growth
Fund, the sole series of Dreyfus Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March
31, 2016, and from December 31, 2015 (the date of the
Funds last examination) through March 31, 2016, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of March 31, 2016, and with
respect to agreement of security purchases and sales, for the period from December 31, 2015 (the date of the Funds last examination) through March 31, 2016:
1.	Obtained The Bank of New York Mellons (the
Custodian) security position reconciliations for all
securities held by sub custodians and in book entry form
and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees;
3.	Reconciliation of the Funds securities to the books and
records of the Fund and the Custodian;
4.	Confirmation of all repurchase agreements, if any,
with broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian
records, if any;
5.	Agreement of pending purchase activity for the Fund as of
March 31, 2016 to documentation of corresponding
subsequent bank statements;
6.	Agreement of pending sale activity for the Fund as of
March 31, 2016 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred, from the period December 31,
2015 through March 31, 2016, from the books and records
of the Fund to corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period April 1, 2015 to
March 31, 2016 and noted no relevant findings were
reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Funds compliance with
specified requirements.
In our opinion, management's assertion that the Fund
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
March 31, 2016, and from December 31, 2015 through
March 31, 2016, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of Dreyfus Funds,
Inc., and the Securities and Exchange Commission and is
not intended to be and should not be used by anyone other
than these specified parties.
      /s/ KPMG LLP
New York, New York
March 3, 2017
















March 3, 2017
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus Mid-Cap
Growth Fund (the Fund), the sole series of Dreyfus
Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2016 and from December 31, 2015 through March 31, 2016.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2016, and from December 31, 2015 through
March 31, 2016 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus Funds, Inc.


Jim Windels
Treasurer


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